United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Starbucks Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Starbucks Corporation

RE: The case for voting FOR Proposal 6 (“Shareholder proposal requesting a report on human rights policies”) on the 2024 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of this report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 6, which it sponsors, on the 2024 proxy ballot of Starbucks Corporation (“Starbucks” or the “Company”). The Resolved clause for Proposal 6 states:

Shareholders request the Board of Directors issue a report by March 31, 2025, at reasonable cost and omitting proprietary or confidential information, analyzing the congruency of the Company’s human rights policy positions with its actions, especially in countries in geopolitical conflicts or under oppressive regimes, as they impact how the Company maintains its reputation, viability and profitability.

This report is necessary for Starbucks shareholders because, as Proposal 6 explains, the Company’s actions regarding respect for those rights frequently do not align with its published policies.

Many multinational corporations conduct business in countries known for consistent and egregious human rights atrocities, with China atop the list.[1] Starbucks is among those most recognized for such vulnerabilities regarding reputational and economic risks from its heavy dependence on the communist country.

The Evidence

Proposal 6’s “Whereas” section states, in part:

The “Global Human Rights Statement”2 and “Standards of Business Conduct”3 published by Starbucks Corporation (the “Company”) espouse the following:

•“With our (business and employee) partners, our coffee and our customers at our core, we live these values: … Acting with courage, challenging the status quo and finding new ways to grow our company and each other … Being present, connecting with transparency, dignity and respect …”

•“Conducting business ethically, with integrity and transparency, is essential to preserving our culture and protecting our brand …”

•“Our commitment to respect the human and civil rights of our Partners applies across the world …”

In the time since NLPC submitted its Proposal and the Company published it in its proxy statement, Starbucks appears to have updated much of its statements and policies on human rights and business conduct, in an obvious image rehabilitation campaign that it has branded “Living Our Values.”4 This is undoubtedly in response to the pressure it has felt due to a nationwide unionization campaign in the United States for its store baristas5 -- or as former

1 “2022 Country Reports on Human Rights Practices: China (Includes Hong Kong, Macau, and Tibet),” U.S. State Dept. See https://www.state.gov/reports/2022-country-reports-on-human-rights-practices/china/.

2 https://stories.starbucks.com/press/2020/global-human-rights-statement/

3 https://globalassets.starbucks.com/assets/84F7DBEA77914F119230581D3EE50FD7.pdf

4 “Starbucks Standards of Business Conduct,” accessed Feb. 13, 2024, Starbucks Corporation. See https://livingourvalues.starbucks.com/en-us/.

5 Thomas, Lauren & Lombardo, Cara. “Labor Group Plans Board Fight at Starbucks,” Wall Street Journal, Nov. 21, 2023. See https://www.wsj.com/business/starbucks-labor-group-plans-board-fight-df47062b.

CEO Howard Schultz characterized it, an “assault from unionization.”[6] However, little, if any, of this rhetorical spit-and-polish addresses the Company’s significant reputational and economic exposure in communist China, which we discuss later in this report.

Proposal 6’s “Whereas” section continues as follows:

Starbucks appears to uphold – or rescind –
these [stated] principles inconsistently across countries where it conducts business.

For example in China, the Company seeks accelerated growth7 in an environment where many U.S.-based businesses increasingly exercise caution8 due to uninsurable risks.9 In its zeal to grow to 9,000 stores within the next two years, Starbucks must comply with the expectations of the dictatorial and genocidal Chinese Communist Party, which controls the government.10 One expert on business in China credited the Company’s success so far to “friends in high places,” adding, “They are very politically savvy when it comes to entering the Chinese marketplace. Most of their real estate partners are either high-ranking party officials or real estate entities that are in some way tied to the Chinese Communist Party, and some of the leaders.”11

Yet upon Russia’s invasion of Ukraine, the Company temporarily closed all its licensed cafes in Russia and paused shipments of all its products into the country.12 Starbucks’s CEO at the time said,13 “I want to express deep care for the livelihoods of our 2,000 green apron partners in Russia. In times like these, as a company and as partners, we strive to never be a bystander … I want you to know that no matter what, we stand together, as partners.” Two months later the Company exited Russia permanently and said it would give 2,000 employees there six-months’ severance. The abandonment by the Company of its private licensing partner in Russia and its employees came despite no reports of endangerment to its cafes.

6 Moynihan, Lydia. “Howard Schultz left Starbucks board over concerns he was a ‘distraction’: sources,” New York Post, Sept. 14, 2023. See https://nypost.com/2023/09/14/howard-schultz-left-starbucks-board-over-concerns-he-was-a-distraction-sources/.

7 https://finance.yahoo.com/news/starbucks-why-howard-schultzs-departure-could-open-the-door-for-expansion-in-china-151327623.html

8 https://www.wsj.com/finance/stocks/wall-streets-china-dreams-slip-away-f68ac708

9 https://www.wsj.com/articles/your-china-business-may-be-uninsurable-political-risk-coverage-222f15dd

10 https://www.state.gov/reports/2022-country-reports-on-human-rights-practices/china/

11 https://finance.yahoo.com/news/starbucks-why-howard-schultzs-departure-could-open-the-door-for-expansion-in-china-151327623.html

12 https://www.cnbc.com/2022/05/23/starbucks-will-exit-russia-after-15-years-closing-130-licensed-cafes.html

13 https://stories.starbucks.com/press/2022/update-to-starbucks-partners-on-our-business-in-russia/

The examples in the last paragraph demonstrate that while Starbucks recognizes in its stated policies that it is crucial to project a public image of concern about human rights, in practice, protecting privacy and security of workers and customers depends on the severity of the political consequences.

As we reported in a Notice of Exempt Solicitation in support of our proposal at last year’s annual meeting,14 reputational risks from doing business with China are relevant to shareholders, especially since the Chinese Communist Party (“CCP”)’s actions frequently conflict with Starbucks’s stated values and policies. Additional human rights-related concerns not listed in Proposal 6 include:

•The CCP tracks its citizens using facial recognition15 and monitoring of social media posts.16 They punish citizens using a “social credit” system that can cast out citizens from access to jobs, housing, and travel with no due process.17 They monitor movements and suppress dissent using QR codes.18

•While Starbucks can’t be blamed for the CCP’s surveillance of consumer devices, it can be held accountable for whether its technology is empowering customers or the CCP.

•In a leaked memo, Starbucks discouraged employees from wearing clothing or accessories supporting the pro-democracy protests in Hong Kong. This memo was criticized as a sign of the company’s willingness to support China’s suppression of political dissent.19

•China’s embassy in the United States accused Starbucks of using coffee beans picked by workers under the age of 13 in Guatemala.20 There have been other accusations of Starbucks-certified coffee plantations using slave labor in Brazil.21 22 Given China’s ties to forced labor and coffee being among the commodities at highest risk for child labor internationally,23 Starbucks should assess all its work sites to verify there is no ongoing forced labor.24

•Jose Fernandez, Under Secretary for Economic Growth, Energy, and the Environment, told member companies of the U.S.-China Business Council that commerce with China “brings risks that (U.S.) companies should not ignore.” Such risks include warrantless electronic surveillance, being forced to share corporate and customer data with the

14 See https://www.sec.gov/Archives/edgar/data/1958085/000109690623000495/nlpc_px14a6g.htm.

15 https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4?op=1

16 https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

17 https://www.wired.co.uk/article/china-social-credit-system-explained

18 https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html

19 https://www.reuters.com/article/us-hongkong-protests-starbucks/starbucks-apologizes-after-staff-told-not-to-wear-pro-hong-kong-protest-items-idUSKBN1WP06N

20 http://us.china-embassy.gov.cn/eng/zmgx/zxxx/202208/t20220811_10740918.htm

21 https://news.mongabay.com/2018/09/slave-labor-found-at-starbucks-certified-brazil-coffee-plantation/

22 https://news.mongabay.com/2019/05/slave-labor-found-at-second-starbucks-certified-brazilian-coffee-farm/

23 https://www.fastcompany.com/90807718/starbucks-in-china-the-untold-story

24 https://www.nytimes.com/2021/12/23/us/politics/china-uyghurs-forced-labor.html

Chinese government, and “potential retaliation against companies that comply with U.S. or foreign sanctions.”25

Mark Dixon, founder of the Moral Rating Agency, summarized Starbucks’s China risk best: “If Starbucks distances itself from the Chinese regime now it may undermine its lucrative position in the country and end up with fewer customers in China, on which its share price hinges. If it doesn’t pull back, it may undermine its brand globally and end up with fewer customers in the West.”[26] Despite its coziness with the Chinese government, there are signs that Starbucks’s efforts to win over the market are falling short of its goals.[27]

None of the above-mentioned concerns (nor similar ones) are addressed with any specificity in any of the Company’s existing disclosures, as we explain in the next section.

Starbucks’s opposition response in the proxy statement

In its opposition response to Proposal 6 in the

proxy statement – in which the Company essentially claims it has already done what the proposal requests – Starbucks states that it “recently formed the Environmental, Partner, and Community Impact Committee to support this work.”

The Company’s opposition statement also says:

In 2023, we conducted an enterprise-wide Human Rights Impact Assessment (“HRIA”) in accordance with the United Nations Guiding Principles on Business and Human Rights and led by an independent consultancy with expertise in human rights. The results of the assessment were reviewed with our executive leadership and Board, and we have made a summary of key findings from the HRIA publicly available on our website.

In addition, at our 2023 Annual Meeting, a majority of our shareholders approved a shareholder resolution calling for an independent, third-party assessment of our

25 https://www.state.gov/under-secretary-jose-w-fernandez-keynote-address-for-the-u-s-china-business-councils-gala-2021-the-way-forward/

26 https://www.fastcompany.com/90807718/starbucks-in-china-the-untold-story

27 Haddon, Heather & Khan, Natasha. “How Starbucks Lost the Top Spot in China’s Coffee Race,” Wall Street Journal, Nov. 19, 2023. See https://www.wsj.com/business/hospitality/how-starbucks-lost-the-top-spot-in-chinas-coffee-race-b6b36353.

adherence to our stated commitment to freedom of association and the right to collective bargaining referenced in our Global Human Rights Statement (FOA/CB Assessment). That assessment was undertaken by a highly qualified, independent assessor with the deep subject matter expertise necessary for the task, and key findings from that assessment were made publicly available on December 13, 2023.

Given that we recently concluded both the HRIA and FOA/CB Assessment, we believe commissioning a separate report is unnecessary and an inefficient use of resources that would not provide meaningful additional information or value to shareholders.

As is clear by the “freedom of association and the right to collective bargaining” language, Starbucks’s actions were primarily driven by the pressure from labor unions, as observed earlier in this report. But among its newly inspired and repackaged “Living Our Values” jargon, there is nary a mention of its business in communist China – where human rights violations are often legitimate atrocities.

For example, as with most companies that whitewash their human rights problems, Starbucks boasts about its adherence to the United Nations Guiding Principles on Business and Human Rights, produced by the UN Human Rights Office of the High Commissioner (“UN Human Rights”).28 But the international agency often doesn’t know or recognize well-defined human rights, even when it’s obvious. For example, UN Human Rights paints a moral equivalence between Hamas and the State of Israel, mostly downplaying the vicious and unprovoked attacks of the terrorists while more frequently condemning Israel’s military response in Gaza, where Hamas uses civilians and hospitals as shields to cover its weapons stockpiles and tunnel systems.29

But even if we concede that UN Human Rights upholds an appropriate standard, Starbucks still falls short. Rather than identify and explain specific courses of action and preventative measures it undertakes to assure the rights of its workers and contractors, instead the Company offers lots of platitudes and corporate-speak.

For example, the Human Rights Impact Assessment that Starbucks says fulfills Proposal 6’s request is anything but a transparent and insightful document.30 Instead, as we often get in the hackneyed world of corporate messaging, there are plenty of empty cliches and colorful Photoshopped images in a glossy brochure presentation. We see meaningless, banal terms and phrases like “bold idea,” “putting people first,” “limitless possibilities,” “human connection,” a “bridge to a better future,” “contribute positively to our communities,” “give more than we take,” “our journey,” “key investments,” and “create a better future for all.” And that’s just on the first page. Have they run out of marketing imagination at the business schools these days?

28 “Guiding Principles on Business and Human Rights,” UN Human Rights Office of the High Commissioner, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

29 See https://www.ohchr.org/en/countries/israel.

30 “Human Rights Impact Assessment,” Starbucks Corporation, December 2023. See https://stories.starbucks.com/uploads/2023/12/Starbucks-Human-Rights-Impact-Assessment_December-2023.pdf.

As for the remainder of the HRIA “report,” the contents can be paraphrased thusly: “Do more bureaucratic things in a bureaucratic way to make it look like you’re actually doing something that matters.” As if more evidence of the uselessness of the HRIA was needed, there’s this comment: “Climate change and other environmental factors also play a significant role in driving or exacerbating many of these adverse human rights impacts.” Boom! Take that Chairman Xi!

And as for any attempt to try to improve the situation for Chinese worker whistleblowers, the HRIA offers this:

In some countries that are experiencing a rising trend of violence in and around retail settings, retail workers in these countries are vulnerable to additional factors that could lead to negative human rights impacts. The presence of these risks throughout the physical retail environment make it clear that ensuring access to effective grievance mechanisms is fundamentally important.

Considering how, as cited in Proposal 6, that Starbucks has “friends in high places” and that “most of their real estate partners are either high-ranking party officials or real estate entities that are in some way tied to the Chinese Communist Party”[31] – would you feel comfortable calling the whistleblower hotline if you were a barista in Beijing?[32]

The “independent consultancy” that produced the unimpressive HRIA for Starbucks is an image polisher called Article One.[33] This advisory group is supposed to specialize in human rights issues. Its webpage offers tritenesses such as, “We believe that at every step of the value chain, opportunities exist to recognize the salient human rights issues and address them in positive ways that benefit both business and society.”

“Opportunities exist?” Let’s make sure we take advantage of them!

“Salient human rights issues?” Which ones aren’t salient?

“Address them in positive ways…?” That’s the corporate-speak spirit!

“…that benefit both business and society?” But that uppity barista in the gulag is out of luck!

31 DiPalma, Brooke. “Starbucks: Why Howard Schultz's departure could 'open the door' for expansion in China,” Yahoo! Finance, Sept. 20, 2023. See https://finance.yahoo.com/news/starbucks-why-howard-schultzs-departure-could-open-the-door-for-expansion-in-china-151327623.html.

32 “Ethics and Compliance Helpline,” Starbucks Corporation. See https://livingourvalues.starbucks.com/en-us/speaking-up.

33 https://articleoneadvisors.com/.

Clearly, the Company’s proxy statement response, and the burnishing by Article One, is gaslighting and in no way addresses the concerns raised by Proposal 6.

Starbucks’s fiduciary and reputational risks related to human rights

China is Starbucks’s second-largest market, behind only the United States:

•As of last year, Starbucks had 5,358 stores in China, representing 15.8 percent of their total locations, with plans to open an additional 3,000 stores by 2025.34 35

•With sales in China representing 9.3 percent of global revenue, it appears that Starbucks is overly dependent on this higher-risk market.36

•The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance Group,37 HNA Group,38 CEFC China Energy,39 and others.

•The Chinese government also has a history of intimidating companies and manipulating them, as in the cases of Apple,40 Marriott,41 Ant Group,42 Alibaba,43 and others. As a company with significant operations in China, Starbucks could also face intimidation from the Chinese government.

These only represent a fraction of the risk concerns that are under-disclosed by the Company. Many more were identified in our report to the SEC ahead of the 2023 annual meeting.44

Conclusion

Inconsistency and incongruity persist between articulated and published human rights policies and actual practices and operations, and pose substantial risk to Starbucks Corporation, its customers, employees, shareholders, and society at large.

While the Company insists that existing policies, disclosures and voluntary reports account for these risks, that is not the case. These policies amount to “lip service,” with disclosures and

34 https://investor.starbucks.com/financial-data/sec-filings/sec-filings-details/default.aspx?FilingId=16213124

35 https://www.inc.com/kelly-main/starbucks-works-with-chinese-government-in-a-bid-for-hyper-growth.html

36 https://investor.starbucks.com/financial-data/sec-filings/sec-filings-details/default.aspx?FilingId=16213124

37 https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076

38 https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html

39 https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg

40 https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china

41 https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746

42 https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292

43 https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/

44 See https://www.sec.gov/Archives/edgar/data/1958085/000109690623000495/nlpc_px14a6g.htm.

reports vague and failing to address risks regarding human rights, with special implications due to the Company’s significant dependence on the market and supply chain in communist China.

In its proxy opposition to Proposal 6, Starbucks’s Board states that in light of the colorful brochure that its “independent consultant” produced for its “Living Our Values” campaign, “we believe commissioning a separate report is unnecessary and an inefficient use of resources.” We ask, in response: How much of the shareholders’ “resources” were wasted on Article One’s useless, unenlightening work?

For these reasons, we urge our fellow shareholders to vote FOR Proposal 6 on Starbucks’s 2024 Proxy Statement and voting card.

Photo credits:

Page 2 – Xi Jinping/UN Geneva, Creative Commons

Page 3 – Howard Schultz/Tsinghua University, Creative Commons

Page 5 – Starbucks in Shanghai, Shanghai Daddy/Creative Commons

Page 7 – Starbucks in Beijing, PictureWendy/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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For questions regarding Starbucks Corporation – Proposal 6 – the Shareholder Proposal Requesting the Board of Directors to Prepare a “Congruency Report on Human Rights” report, submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.